Exhibit 99.1

IGI Reports First Quarter 2022 Condensed and Unaudited Financial Results

HAMILTON, Bermuda, May 19, 2022 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the first quarter of 2022.

Highlights for the first quarter of 2022 include:

(in millions of U.S. Dollars, except percentages and per share information)
	Quarter Ended March 31,
	2022	2021
Gross written premiums	$128.1	$100.6
Net premiums earned	$87.2	$82.3
Net underwriting results	$41.3	$27.6
Total investment income, net (1)	$3.9	$4.0
Profit for the period	$19.4	$10.2
Combined ratio (2)	72.2%	84.6%
Earnings per share (Basic and Diluted) (3)	$0.39	$0.21
Return on average equity (annualized) (4)	19.6%	10.7%
Core operating income (4)	$23.9	$14.6
Core operating earnings per share (Basic and Diluted) (4)	$0.49	$0.30
Core operating return on average equity (annualized) (4)	24.1%	15.3%

(1)	See Note (1) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.
(2)	See “Supplementary Financial Information” below.
(3)	See Note (3) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.
(4)	See the section titled “Non-IFRS Financial Measures” below.

IGI Chairman and CEO Mr. Wasef Jabsheh said, “IGI had a strong start to 2022 as our growth and cycle management strategy resulted in an excellent set of financial results across all key financial measures. Most notably, we recorded a 50% increase in net underwriting results, a 90% increase in profit for the quarter, and a 64% increase in core operating income in the first quarter of 2022 compared to the first quarter of 2021, resulting in 8.8 points of improvement in our core operating return on average equity to 24.1%.”

“We grew our gross premiums by 27% during the first quarter of 2022 as we continued to take advantage of a robust rating environment and capitalize on market opportunities in all areas of our business, while continuing to strengthen our existing portfolio. Our combined ratio for the first quarter of 2022 was 72.2%, an exceptional result and well below our long-term average of around 90%. I would note that IGI has minimal direct exposure to Russia and Ukraine and we don’t expect any material losses arising from the conflict there. Nevertheless, it is events such as this that continue to remind us of the complexity and uncertainty of the world around us, and the impact they have on our global economies. Elevated inflationary pressures and rising interest rates in the first quarter of 2022 were evident in the mark-to-market impacts in our investment results.”

“Overall, our performance in the first quarter of 2022 demonstrates the effectiveness of our underwriting strategy and provides another positive data point in the track record of high-quality results that IGI has achieved over many years. We expect that our markets and the rating environment will remain favorable for the foreseeable future, resulting in profitable growth in 2022. Our commitment has always been to generate long-term value for our shareholders, and we are continuing to explore our options on the capital management front to ensure that we continue to deliver on this commitment.”

Results for the Quarters ended March 31, 2022 and 2021

Profit for the quarter ended March 31, 2022 was $19.4 million, compared to profit of $10.2 million for the quarter ended March 31, 2021.

Core operating income, a non-IFRS measure defined below, was $23.9 million for the quarter ended March 31, 2022, a significant increase over the core operating income of $14.6 million for the comparable period in 2021. The improvement in core operating income from the first quarter of 2021 to the first quarter of 2022 was primarily the result of an increase in net premiums earned and a lower level of net claims and claim adjustment expenses, which benefited from higher favorable development of net loss reserves from prior accident years, partially offset by higher ‘Other expenses, net’ due to an increase in impairment losses on insurance receivables.

The core operating return on average equity (annualized) increased 8.8 points to 24.1% for the first quarter of 2022 compared to the first quarter of 2021.

Underwriting Results

The net underwriting results improved to $41.3 million for the first quarter of 2022 from $27.6 million for the first quarter of 2021, largely driven by growth in net premiums earned and a lower level of net claims and claim adjustment expenses.

Gross written premiums were $128.1 million for the quarter ended March 31, 2022, representing growth of 27.3% compared to gross written premiums of $100.6 million for the quarter ended March 31, 2021. The increase in gross written premiums was the result of new business generated across all segments and virtually all lines, as well as rate increases on existing business across all segments.

The net claims and claims expense ratio improved to 32.8% for the quarter ended March 31, 2022, compared to 50.0% for the quarter ended March 31, 2021, primarily driven by favorable development of net loss reserves from prior accident years of $17.5 million or 20.1 points, compared to favorable development of $4.3 million or 5.3 points for the quarter ended March 31, 2021. The favorable development of net loss reserves from prior accident years in the first quarter of 2022 was largely driven by improvement in claims experience in nearly all lines of business in both the Long-tail and Short-tail segments, and to a lesser extent due to the currency devaluation impact on loss reserves denominated in Pound Sterling.

The general and administrative expense ratio increased 1.4 points to 19.6% in the first quarter of 2022 compared to the same quarter of 2021, largely due to increased employee-related costs, specifically higher salary costs due to new hires, and investment in technology infrastructure to support the Company’s growth.

The combined ratio for the quarter ended March 31, 2022 was 72.2% compared to 84.6% for the quarter ended March 31, 2021, benefiting from an increase in net premiums earned and favorable development of net loss reserves from prior accident years during the quarter.

Segment Results

The Long-tail Segment, which represented approximately 35% of the Company’s gross written premiums for the quarter ended March 31, 2022, includes financial institutions, marine liability, inherent defects insurance, and professional lines, which is comprised of professional indemnity, directors and officers, legal expenses, intellectual property, and other casualty lines (non-U.S.).

Gross written premiums for the first quarter of 2022 in the Long-tail Segment increased 18.3% to $45.2 million from $38.2 million for the first quarter of 2021. Net premiums earned for the quarter ended March 31, 2022 were $38.9 million, compared to $40.7 million in the comparable quarter in 2021. The net underwriting results for this segment were $17.0 million for the first quarter of 2022, compared to $12.7 million in the first quarter of 2021. The growth in net underwriting results was primarily due to a lower level of net claims and claim adjustment expenses in the first quarter of 2022, which benefited from higher favorable development of net loss reserves from prior accident years compared to the first quarter of 2021.

The Short-tail Segment, which represented approximately 54% of the Company’s gross written premiums for the quarter ended March 31, 2022, includes energy, property, general aviation, ports and terminals, marine trades, marine cargo, contingency, construction and engineering, and political violence.

Gross written premiums for the first quarter of 2022 in the Short-tail Segment were $69.2 million, an increase of 29.6% compared to $53.4 million in the first quarter of 2021. Net premiums earned for the quarter ended March 31, 2022 were $41.4 million, compared to $36.5 million in the comparable quarter in 2021. The net underwriting results for this segment were $22.4 million for the first quarter of 2022, compared to $13.4 million for the comparable quarter in 2021. The first quarter of 2022 benefited from the increase in net premiums earned, coupled with a lower level of net claims and claim adjustment expenses in the first quarter of 2022, which benefited from higher favorable development of net loss reserves from prior accident years compared to the first quarter of 2021.

The Reinsurance Segment, which represented approximately 11% of the Company’s gross written premiums for the quarter ended March 31, 2022, includes the Company’s inwards reinsurance portfolio.

Gross written premiums for the first quarter of 2022 in the Reinsurance Segment were $13.7 million, compared to $9.0 million in the first quarter of 2021. Net premiums earned for the quarter ended March 31, 2022 were $6.9 million, compared to $5.1 million for the comparable quarter in 2021. Net underwriting results for this segment were $1.9 million for the first quarter of 2022, compared to $1.5 million in the first quarter of 2021. The first quarter of 2022 benefited from an increase in net premiums earned.

Foreign Exchange Losses

The loss on foreign exchange in the first quarter of 2022 was $3.5 million, compared to $1.2 million in the first quarter of 2021, both of which largely represent currency revaluation losses. When compared with the first quarter of 2021, the first quarter of 2022 saw a greater degree of negative currency movement in the Company’s major transactional currencies, primarily the Pound Sterling and Euro, against the U.S. Dollar.

Investment Results

Total investment income was a gain of $2.6 million in the first quarter of 2022, compared to a gain of $5.1 million in the first quarter of 2021. Total investment income, net (See Note (1) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below) was $3.9 million and $4.0 million for the quarters ended March 31, 2022 and 2021, respectively. This represented an annualized investment yield of 1.7% on the average total investments, term deposits (bank deposits with a maturity of more than three months), and cash and cash equivalents (cash, bank balances, and short-term deposits with a maturity of three months or less) in the first quarter of 2022, compared to 2.1% in the corresponding period in 2021. The Company’s total investments and term deposits produced an investment yield of 2.1% in the first quarter of 2022, compared to 2.5% in the corresponding period in 2021. The decline in total investment income was primarily attributable to a $1.0 million impairment provision on the fixed income portfolio and $1.5 million of adverse movement in the unrealized (loss) gain on investments in the first quarter of 2022 compared to the first quarter of and 2021.

Term deposits, cash and cash equivalents totaled $365.1 million at March 31, 2022, representing 40.6% of the Company’s total investments, term deposits and cash and cash equivalents, compared to $422.1 million at December 31, 2021, when it represented 46.2%. Total investments include investments, investment in associates, and investment properties and totaled $899.9 million at March 31, 2022 compared to $914.3 million at December 31, 2021.

Total Equity

Total equity at March 31, 2022 was $390.9 million, compared to $401.9 million at December 31, 2021. The movement in total equity during the first quarter ended March 31, 2022 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended March 31, 2022
Total Equity at beginning of period	$401.9
Profit for the period	$19.4
Net change in fair value reserves for investments through other comprehensive income (OCI)	$(21.9)
Change in foreign currency translation reserve	$0.3
Issuance of restricted share awards	$0.5
Cash dividends declared during the period	$(9.3)
Total Equity at March 31, 2022	$390.9

Book value per share was $8.57 at March 31, 2022, representing a decrease of 2.9% from $8.83 at December 31, 2021.

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Income (Unaudited)

	Quarter Ended March 31,
(in millions of U.S. Dollars, except per share data)	2022	2021

Gross written premiums	$128.1	$100.6
Reinsurers’ share of insurance premiums	$(37.3)	$(23.5)
Net written premiums	$90.8	$77.1
Net change in unearned premiums	$(3.6)	$5.2
Net premiums earned	$87.2	$82.3
Net claims and claim adjustment expenses	$(28.6)	$(41.2)
Net policy acquisition expenses	$(17.3)	$(13.5)
Net underwriting results	$41.3	$27.6
Net investment income (1)	$2.6	$5.0
Share of profit from associates (1)	-	$0.1
General and administrative expenses	$(17.1)	$(15.0)
Other expenses, net (2)	$(3.2)	$(0.7)
Change in fair value of derivative financial liability	-	$(4.3)
Loss on foreign exchange	$(3.5)	$(1.2)
Profit before tax	$20.1	$11.5
Income tax	$(0.7)	$(1.3)
Profit for the period	$19.4	$10.2
Basic and diluted earnings per share attributable to equity holders(3)	$0.39	$0.21

See “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Financial Position

(in millions of U.S. Dollars)	As at March 31, 2022 (Unaudited)	As at December 31, 2021 (Audited)
ASSETS
Cash and cash equivalents	$175.0	$242.1
Term deposits	$190.1	$180.0
Insurance receivables	$172.0	$179.4
Investments (4)	$513.1	$470.2
Investment in associates (4)	$5.8	$5.7
Reinsurance share of outstanding claims	$154.3	$182.3
Reinsurance share of unearned premiums	$58.3	$64.1
Deferred excess of loss premiums	$14.8	$17.2
Deferred policy acquisition costs	$64.9	$64.8
Deferred tax assets	$2.9	$0.5
Other assets	$10.9	$9.9
Investment properties (4)	$15.9	$16.3
Property, premises and equipment	$14.8	$14.9
Intangible assets	$4.0	$4.3
TOTAL ASSETS	$1,396.8	$1,451.7

LIABILITIES
Gross outstanding claims	$549.5	$575.9
Gross unearned premiums	$326.5	$328.8
Insurance payables	$74.3	$89.5
Other liabilities	$29.5	$29.0
Derivative financial liability	$12.9	$12.9
Unearned commissions	$13.2	$13.7
TOTAL LIABILITIES	$1,005.9	$1,049.8

EQUITY
Common shares at par value	$0.5	$0.5
Share premium	$160.0	$159.5
Foreign currency translation reserve	$1.3	$1.0
Fair value reserves	$(13.6)	$8.3
Retained earnings	$242.7	$232.6
TOTAL EQUITY	$390.9	$401.9
TOTAL LIABILITIES AND EQUITY	$1,396.8	$1,451.7

See “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Combined Ratio (Unaudited)

	Quarter Ended March 31,
	2022	2021

Net claims and claim expense ratio (a)	32.8%	50.0%
Net policy acquisition expense ratio (b)	19.8%	16.4%
General and administrative expense ratio (c)	19.6%	18.2%
Expense ratio (d)	39.4%	34.6%
Combined ratio (e)	72.2%	84.6%

(a)	Represents net claims and claim adjustment expenses as a percentage of net premiums earned. The split of net claims and claims expense ratio between current accident year, current year CAT losses and prior years’ loss development is as follows:

	Quarter Ended March 31,
	2022		2021
(in millions of U.S. Dollars, except percentages)	Net claims and claim adjustment expenses	% of net premiums earned	Net claims and claim adjustment expenses	% of net premiums earned
Current year net incurred claims	$28.6	32.8%	$41.2	50.0%
Minus: Current accident year CAT losses	$5.2	5.9%	$0.1	0.2%
Minus: Effect of prior years’ development	$(17.5)	(20.1)%	$(4.3)	(5.3)%
Current accident year (before CAT losses)	$40.9	47.0%	$45.4	55.1%

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the net policy acquisition expense ratio and the general and administrative expense ratio.

(e)	Represents the sum of the net claims and claim expense ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at March 31, 2022	As at December 31, 2021
Cash and cash equivalents and term deposits	$365.1	$422.1
Total investments ***	$534.8	$492.2
Total Investments, term deposits and cash and cash equivalents	$899.9	$914.3

Common shares outstanding (in millions)*	49.2	48.9
Minus: Unvested shares (in millions)**	3.6	3.4
Number of vested common outstanding shares (in millions) (a)	45.6	45.5

Total equity (b)	$390.9	$401.9
Book value per share (b)/(a)	$8.57	$8.83

* Common shares issued and outstanding as at March 31, 2022 and December 31, 2021 are as follows:

No. of shares as at
March 31, 2022
Vested common shares as of December 31, 2021	45,471,084
Vested restricted share awards	146,397
Total vested common shares as of March 31, 2022	45,617,481

Earnout shares as of March 31, 2022	3,012,500
Unvested restricted share awards as of March 31, 2022	526,460
Total unvested shares as of March 31, 2022	3,538,960
Total Common shares outstanding	49,156,441

No. of shares as at
December 31, 2021
Vested common shares as of December 31, 2020	45,426,251
Vested restricted share awards	44,833
Vested common shares as of December 31, 2021	45,471,084

Earnout shares as of December 31, 2021	3,012,500
Unvested restricted share awards as of December 31, 2021	396,857
Total unvested shares as of December 31, 2021	3,409,357
Total Common shares outstanding	48,880,441

**	Earnout Shares are subject to vesting at stock prices ranging from $11.50 to $15.25, are entitled to dividends and voting rights, but are non-transferable by their holders until they vest. If the Earnout Shares do not vest on or prior to March 17, 2028, they will be cancelled by the Company. Restricted Share Awards were issued in 2022, 2021 and 2020 pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest as per the respective Restricted Share Award Agreements. As at March 31, 2022, the vesting conditions attached to both Earnout Shares and unvested Restricted Share Awards to employees have not been met, and as a result these shares were not included in the weighted average number of common shares for both basic and diluted earnings per share.

***	See Note 4 in the “Notes to Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended March 31, 2022
(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$45.2	$69.2	$13.7	$128.1
Reinsurers’ share of insurance premiums	$(12.6)	$(24.7)	-	$(37.3)
Net written premiums	$32.6	$44.5	$13.7	$90.8
Net change in unearned premiums	$6.3	$(3.1)	$(6.8)	$(3.6)
Net premiums earned	$38.9	$41.4	$6.9	$87.2

Net claims and claim adjustment expenses	$(13.8)	$(11.1)	$(3.7)	$(28.6)
Net policy acquisition expenses	$(8.1)	$(7.9)	$(1.3)	$(17.3)
Net underwriting results	$17.0	$22.4	$1.9	$41.3

For the quarter ended March 31, 2021
(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$38.2	$53.4	$9.0	$100.6
Reinsurers’ share of insurance premiums	$(8.1)	$(15.4)	-	$(23.5)
Net written premiums	$30.1	$38.0	$9.0	$77.1
Net change in unearned premiums	$10.6	$(1.5)	$(3.9)	$5.2
Net premiums earned	$40.7	$36.5	$5.1	$82.3

Net claims and claim adjustment expenses	$(21.5)	$(16.9)	$(2.8)	$(41.2)
Net policy acquisition expenses	$(6.5)	$(6.2)	$(0.8)	$(13.5)
Net underwriting results	$12.7	$13.4	$1.5	$27.6

International General Insurance Holdings Ltd.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(1)	The following are the calculated investment yields and the reconciliation of net investment income and share of profit from associates included in the Condensed Consolidated Statements of Income (Unaudited) to Total investment income, net, used to calculate investment yield:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except percentages)	2022	2021
Net investment income*	$2.6	$5.0
Share of profit from associates	-	$0.1
Total investment income	$2.6	$5.1
Minus
Realized loss on investments	-	$(0.2)
Unrealized (loss) gain on investments	$(0.1)	$1.4
Fair value loss on investment properties	$(0.2)	$(0.2)
Expected credit losses on investments	$(1.0)	-
Share of profit from associates	-	$0.1
Total investment income, net (a)	$3.9	$4.0

Average total investments and term deposits, at cost, (b1)	$737.3	$644.9
Average total investments, term deposits, and cash and cash equivalents, at cost (b2)	$912.1	$752.2
Investment Yield (a) / (b1) annualized	2.1%	2.5%
Investment Yield (a) / (b2) annualized	1.7%	2.1%

*	Net investment income is comprised of interest and dividend income, realized and unrealized gain (loss) on investments, realized and unrealized gain (loss) on investment properties, expected credit loss on investments, investment custodian fees and other investment expenses.

(2)	Represents the following:

	Quarter Ended March 31,
(in millions of U.S. Dollars)	2022	2021

Other revenues	$0.7	$0.4
Other expenses	$(0.7)	$(0.6)
Impairment loss on insurance receivables	$(3.2)	$(0.5)
Other expenses, net	$(3.2)	$(0.7)

(3)	Represents net profit for the period attributable to vested common shares divided by the weighted average number of vested common shares – basic and diluted calculated as follows:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except share and per share information)	2022	2021
Profit for the period	$19.4	$10.2
Minus: Profit attributable to the Earnout Shares	$1.2	$0.6
Minus: Profit attributable to the Restricted Shares	$0.2	$0.1
Net profit for the period attributable to equity holders (a)	$18.0	$9.5
Weighted average number of vested common shares – basic and diluted (in millions of shares) (b)*	45.6	45.5
Basic and diluted earnings per share attributable to equity holders (a/b)	$0.39	$0.21

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

(4)	Total Investments includes the following:

	As at
(in millions of U.S. Dollars)	March 31, 2022	December 31, 2021
Investments	$513.1	$470.2
Investment properties	$15.9	$16.3
Investments in associates	$5.8	$5.7
Total investments	$534.8	$492.2

International General Insurance Holdings Ltd.

Non-IFRS Financial Measures

In presenting IGI’s results, management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, help to explain and enhance an understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

Combined Ratio

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except percentages)	2022	2021
Net premiums earned (a)	$87.2	$82.3
Net Claims and claim adjustment expenses (b)	$(28.6)	$(41.2)
Net Policy acquisition expenses (c)	$(17.3)	$(13.5)
General and administrative expenses (d)	$(17.1)	$(15.0)
Prior years favorable development (e)	$(17.5)	$(4.3)
CAT losses (f)	$5.2	$0.1

Combined ratio ((b+c+d)/a)*	72.2%	84.6%
Minus: Prior years favorable development (e/a)	(20.1)%	(5.3)%
Accident year combined ratio	92.3%	89.9%
Minus: CAT losses on an accident year basis (f/a)	5.9%	0.2%
Accident year combined ratio prior to CAT losses	86.4%	89.7%

* See “Supplementary Financial Information - Condensed Consolidated Statements of Income (Unaudited).”

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting profit for the period determined in accordance with IFRS, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Condensed Consolidated Statements of Income” from profit for the period and tax effecting each line item (resulting in each item being a non-IFRS measure), as illustrated in the table below:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except for percentages and per share data)	2022	2021

Profit for the period	$19.4	$10.2
Reconciling items between profit for the period and core operating income:
Realized loss on investments (tax adjusted) (i)	-	$0.1
Expected credit losses on investments	$1.0	-
Unrealized loss (gain) on investments (tax adjusted) (i)	$0.2	$(1.3)
Fair value loss on investment properties	$0.2	$0.2
Fair value gain on investment properties held through associates (ii)	-	$(0.1)
Change in fair value of derivative financial liability	-	$4.3
Loss on foreign exchange (tax adjusted) (i)	$3.1	$1.2
Core operating income	$23.9	$14.6
Average shareholders’ equity (iii)	$396.4	$381.8
Core operating return on average equity (annualized) (iv) and (vi)	24.1%	15.3%
Basic and diluted core operating earnings per share (v)	$0.49	$0.30
Return on average equity (annualized) (vi)	19.6%	10.7%

i.	Represents a non-IFRS financial measure as components within the line-item balances for Net investment income and loss on foreign exchange reported in “Condensed Consolidated Statements of Income (Unaudited)” have been adjusted above for the related tax impact.

ii.	Fair value gain (loss) on investment properties held through associates has been excluded from core operating income for the quarter ended March 31, 2022. Accordingly, in order to conform to the current presentation, fair value gain (loss) on investment properties held through associates has been excluded from the comparative period ended March 31, 2021 in the determination of core operating income.

iii.	Represents the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.

iv.	Represents annualized core operating income for the period divided by average shareholders’ equity.

v.	Represents core operating income attributable to vested equity holders divided by weighted average number of vested common shares – basic and diluted as follows:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except per share information)	2022	2021
Core operating income	$23.9	$14.6
Minus: Core operating income attributable to the Earnout Shares subject to vesting	$1.5	$0.9
Minus: Core operating income attributable to the Restricted Shares Awards subject to vesting	$0.2	$0.1
Core operating income for the period attributable to vested equity holders (a)	$22.2	$13.6
Weighted average number of vested common shares – basic and diluted (in millions of shares) (b)	45.6	45.5
Basic and diluted core operating earnings per share (a/b)	$0.49	$0.30

vi.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-IFRS financial measures, represent the returns generated on common shareholders’ equity during the year.

The Company has posted a First Quarter 2022 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, surety, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “commitment,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic and emerging variants; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (8) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com